SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     ---------------------------------------

                                 SCHEDULE 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                     --------------------------------------

         Meridian Healthcare Growth and Income Fund Limited Partnership
                            (Name of Subject Company)

         Meridian Healthcare Growth and Income Fund Limited Partnership
                      (Name of Person(s) Filing Statement)

                 Assignee Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (Cusip Number of Class of Securities)


 John M. Prugh                           with a copy to:
 Brown Healthcare, Inc.                  John B. Watkins, Esq.
 c/o Alex Brown Realty, Inc.             Wilmer Cutler Pickering
 300 East Lombard Street                 Hale and Dorr LLP
 Suite 1200                              100 Light Street, Suite 1300
 Baltimore, Maryland 21202               Baltimore, Maryland 21202
 (410) 727-4083                          (410) 986-2800

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.           Subject Company Information

                  The name of the subject company is Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund"). The address of the principal executive offices of the Fund is 300 East Lombard Street, Suite 1200, Baltimore, Maryland 21202 and the telephone number is 410-727-4083. Brown Healthcare, Inc. is the Administrative General Partner of the Fund and Meridian Healthcare Investments, Inc. is the Development General Partner of the Fund.

                  The title of the class of equity securities to which this
Schedule 14D-9 relates are assignee units of limited partnership interests in the Fund ("Units"). There were 1,540,000 Units outstanding as of December 31, 2004.

Item 2.           Identity and Background of Filing Person

                  The filing person is the subject company, the Fund, whose name, business address and business telephone number are set forth in Item 1 above.

                  This statement relates to the offer by certain entities (collectively, the "Offeror") controlled by MacKenzie Patterson Fuller, Inc. ("MPF") to purchase for cash up to 100% of the Fund's units at a purchase price of $23 per unit upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated July 22, 2005 and related Letter of Transmittal and Form Letter to Unit holders dated July 22, 2005 (collectively as each may be amended and supplemented from time to time, the "Tender Offer"). The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on July 22, 2005. As set forth in the Schedule TO, the address of the Offeror is MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556, Attn: Christine Simpson.

Item 3.           Past Contacts, Transactions, Negotiations and Agreements

                  To the knowledge of the Fund, as of the date of this statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and the Offeror, its executive officers, directors or affiliates.

                  In connection with its evaluation of the Tender Offer, representatives of the Administrative General Partner of the Fund arranged a conference call with the Offeror on July 28, 2005. Conversations between the representatives of the Administrative General Partner and the Offeror were limited to the terms and conditions of the Tender Offer and inquiry by the Administrative General Partner regarding the financial capability of the Offeror to consummate the Tender Offer. The Administrative General Partner requested that the Offeror consider amending the Tender Offer to make it more attractive to the holders of the Fund's Units (the "Unitholders"). On August 1, 2005, the Administrative General Partner arranged for a second conference call in which the Administrative General Partner again requested that the Offeror consider amending the Tender Offer. The Administrative General Partner advised the Offeror that it was in the process of preparing a recommendation regarding the Fund's response to the

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Tender Offer and that the Fund would take any amendment to the Tender Offer into account in its recommendation to Unitholders. By letter dated August 2, 2005, the Offeror advised the Administrative General Partner of certain proposed amendments to the conditions of the obligations of the Offeror to close under the Tender Offer. The Offeror stated that it would amend the Tender Offer as proposed if the Fund would recommend that the Tender Offer, as amended, be accepted by the Unitholders. The Fund has determined that even if the Tender Offer were amended as proposed by the Offeror in its August 2, 2005 letter, the Fund's recommendation as presented herein would not change. As noted above, the Administrative General Partner has repeatedly requested that the Offeror amend its Tender Offer so as to make more attractive to the Unitholders. To date, the Offeror has not amended the Tender Offer.

                  Other than the discussions described in the preceding paragraph, the Administrative General Partner and the Offeror have not entered into negotiations with respect to any of the matters referred to in paragraphs
(b) and (c) of Item 1005 of Regulation M-A.

Item 4.           The Solicitation or Recommendation

(a) Solicitation or Recommendation. The Fund is expressing no opinion, is remaining neutral, and makes no recommendation as to whether Unitholders should tender their Units pursuant to the Tender Offer.

(b) Reasons. The Fund believes that Unitholders should consider the following in making their own decision about whether to accept or reject the Tender Offer:

     (i) As previously disclosed to Investors, on February 11, 2005 each of the Fund's seven subsidiary limited partnerships entered into an asset purchase agreement (the "Asset Purchase Agreement") with FC Properties VI, LLC ("Formation Capital") pursuant to which the Fund's subsidiaries agreed to sell its seven skilled nursing facilities for $50,000,000 plus an amount equal to all of the Fund's Net Working Capital (as defined in the Asset Purchase Agreement). On June 21, 2005 the General Partners commenced a solicitation, pursuant to a definitive proxy statement on Schedule 14A, of the consent to the Asset Purchase Agreement and subsequent liquidation of the Fund by the holders of a majority of the Fund's Units (the "Consent Solicitation"). On July 8, 2005 the Offeror filed its own definitive proxy statement with the SEC and began soliciting consents in opposition to the Asset Purchase Agreement and subsequent liquidation. Prior to the date of the Tender Offer, the Consent Solicitation had been due to expire on July 31, 2005. In order to provide Unitholders with the opportunity to thoroughly and meaningfully evaluate the Consent Solicitation in light of the new information provided by the Tender Offer, the Fund has extended the expiration of the Consent Solicitation to August 19, 2005, the same date as the current expiration date of the Tender Offer.

     (ii) The offer price of $23 per Unit price payable under the Tender Offer, as currently formulated, represents a premium of approximately $2 per Unit above the approximately $21 per Unit the Fund expects will be available for distribution upon the sale of the facilities to Formation Capital and the liquidation of the Fund, assuming approval of such sale and liquidation by the holders of a majority of the


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

        Fund's Units.

     (iii) The Fund believes there is uncertainty regarding the likelihood of consummation of the Tender Offer because it is subject to a number of significant terms and conditions, and there can be no assurance that the conditions to the Tender Offer will be satisfied or waived. Moreover, the terms and conditions of the Tender Offer provide that the Offeror can, in its sole discretion, extend the offer and delay payment beyond the currently scheduled expiration date of August 19, 2005, or amend the Tender Offer in any respect, including the price. While the proposed amendments to the Tender Offer contained in the Offeror's letter of August 2, 2005, if actually incorporated into the Tender Offer, would reduce some of the uncertainty regarding the closing of the Tender Offer, there still could be no assurance that the conditions to the Tender Offer (if amended as proposed) would be satisfied or waived.

     (iv) The Fund believes that there is relatively more assurance that the Formation Capital sale will close on the terms and conditions set forth in the Asset Purchase Agreement than that the Tender Offer will be consummated on its current terms (or even on the proposed amended terms to the Tender Offer contained in the Offeror's letter of August 2, 2005). This is due to Formation Capital's commitment to the Formation Capital sale as evidenced by the Asset Purchase Agreement and Formation Capital's recent record as an active purchaser of nursing facilities. As described in the Consent Solicitation, Formation Capital has placed a $1,000,000 earnest money deposit into an escrow account. If the Asset Purchase Agreement fails to close due to the default of Formation Capital, the Fund will be entitled to keep the $1,000,000 as liquidated damages. The Fund believes the $1,000,000 earnest money deposit is a factor that increases the likelihood of a closing under the Asset Purchase Agreement.

     (v) It is a condition to the Offeror's commitment to consummate the Tender Offer that the Consent Solicitation fail. As a result, if the holders of less than a majority of the Fund's units vote in favor of the Consent Solicitation (i.e. the Consent Solicitation fails) and thereafter the Tender Offer is not consummated for any reason, investors likely will not receive either the $23 per unit pursuant to the Tender Offer or the approximately $21 per Unit expected to be available for distribution by the Fund if the sale to Formation Capital were closed and the Fund liquidated. In such event, the General Partners would be required to make a determination whether to continue to operate the facilities or to seek to sell the facilities.

     (vi) As disclosed in the Tender Offer, the Offeror has engaged a Depository for the Tender Offer that is an affiliate of the Offeror. As a result, there is no independent third party holding funds of the Offeror for payment of the Tender Offer price that can independently verify that such funds are available for payment.

     (vii) The Tender Offer includes statements regarding the net worth of the Offeror (including the co-bidders) and representations that adequate liquid assets are available to fund the acquisition of all Units tendered in the Tender Offer and costs and expenses relating to the Tender Offer, which amount is estimated by the Offeror


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

     to be approximately $32,300,000. Detailed financial information relating to the Offeror and the co-bidders is not publicly available. Consequently, these statements regarding the ability of the Offeror to fund the Tender Offer are not verifiable by the Fund or the Unitholders.

                  Because the Fund makes no recommendations as to whether Unitholders should tender their Units pursuant to the Tender Offer, each Unitholder must make his, her or its own decision whether to accept or reject the Tender Offer. The Fund strongly urges Unitholders to carefully consider all aspects of the Tender Offer before deciding for themselves whether to tender their Units, including such Unitholder's risk profile. Unitholders should carefully review all of the Tender Offer documents, including the risk factors, as well as the Fund's publicly available annual, quarterly and other reports and information and the information contained in the Consent Solicitation and this statement and consult with their financial, tax and other advisors in evaluating the terms of the Tender Offer before deciding whether to tender their Units.

(c) Intent to Tender. The Fund and, to the Fund's knowledge after reasonable inquiry, each of the Fund's general partners, executive officers and affiliates, do not intend to tender and sell, but intend to hold the Units that are held of record and beneficially by such persons and to vote such Units to approve the Sale and liquidation of the Fund.

Item 5.           Persons/Assets, Retained, Employed, Compensated or Used

                  The Fund has not employed, retained or compensated, directly or indirectly, and does not plan to employ, retain or compensate, directly or indirectly, any person(s) to make recommendations in connection with the Tender Offer.

Item 6.           Interest in Securities of the Subject Company

                  No transactions in the Units of the Fund have been effected during the past 60 days by the Fund or to the knowledge of the Fund, by any executive officer, director, partner, affiliate or subsidiary of the Fund.

Item 7.           Purposes of the Transaction and Plans or Proposals

                  The Fund is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Fund's securities by the Fund, its subsidiaries or any other person; (ii) any extraordinary transactions, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of the assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund.

                  There are no transactions, agreements in principle, signed contracts or board resolutions in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

                  Prior to the date of the Tender Offer the Fund entered into the Asset Purchase Agreement and solicited the consent of Unitholders described in response to Item 4, above, pursuant to which the Fund intends to sell all or substantially all of its assets.


Item 8.           Additional Information

                  The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws.

                  Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expected," "estimated," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by the General Partners in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including but not limited to the following:

o that the closing of the Tender Offer upon the terms and subject to the conditions set forth therein may or may not occur;

o that the closing of the sale of the skilled nursing facilities pursuant to the terms and conditions of the Asset Purchase Agreement may or may not occur;

o that the amount of the net sales proceeds from the sale of the Fund's assets ultimately available for distribution to Unitholders is not assured;

o that the consent of the holders of a majority of the Fund's Units to the sale of the Facilities and the liquidation of the Fund may or may not be obtained;

o that the demand for or regulation of the type of skilled nursing services provided by the Facilities may change in a way that adversely affects the value of the Facilities, and;

o that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund's operations, markets, products, services and prices may change in a way that adversely affects the Fund.

                  In addition, the Fund's results of operations, financial condition and cash flows also may be adversely affected by the unsolicited Tender Offer by MPF, and related actions taken by this group.

                  Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Fund believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Fund's performance are set forth in reports and documents filed by the Fund with the Securities and Exchange Commission from time to time.

Item 9.           Exhibits

 Exhibit No.     Description

 (a)(1)          Offer to Purchase dated July 22, 2005  (1)
 (a)(2)          Letter of Transmittal  (1)
 (a)(3)          Form of letter to unit holders from MPF dated July 22, 2005 (1)
 (a)(4)          Letter to unit holders from Robert L. Huether, Asset
                 Manager of the Fund, dated August 5, 2005  *
----------------------
(1) Incorporated by reference to Tender Offer Statement on Schedule TO filed with the SEC on July 22, 2005 by the Offeror.

* Included with the statement mailed to unit holders.


Signatures. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 MERIDIAN HEALTHCARE GROWTH AND INCOME
                 LIMITED PARTNERSHIP

                 By:      Brown    Healthcare, Inc.,
                          its Administrative General Partner

                 By:      /s/  Timothy M. Gisriel
                 Name:    Timothy M. Gisriel
                 Title:   Treasurer

                 Date:    August 5, 2005

                                 Exhibit (a) (4)

                  Letter to unit holders from Robert L Huether,
                 Asset Manager of Meridian, dated August 2, 2005

                                 August 5, 2005

Dear Investor:

         On July 22, 2005, Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund") received a copy of an unsolicited tender offer (the "Tender Offer") from certain entities associated with or controlled by MacKenzie Patterson Fuller, Inc. (collectively, the "Offeror") to purchase for cash up to 100% of the assignee units of limited partnership interests in the Fund at a purchase price of $23 per unit.

         Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, the Fund is required to inform you of its position, if any, with respect to this Tender Offer.

         The Fund has evaluated the terms and conditions of the Tender Offer and determined that the Fund is making no recommendation as to whether Investors should accept the Tender Offer and is remaining neutral with respect to the Tender Offer. The Fund recommends that Investors consider the following in making their own determination about whether to accept or reject the offer:

     (i) The offer price of $23 per Unit price payable under the Tender Offer, as currently formulated, represents a premium of approximately $2 per Unit above the approximately $21 per Unit the Fund expects will be available for distribution upon the sale of the facilities to Formation Capital and the liquidation of the Fund, assuming approval of such sale and liquidation by the holders of a majority of the Fund's Units.

     (ii) The Fund believes that there is significant uncertainty regarding the likelihood of consummation of the Tender Offer upon the terms and conditions, and at the price, currently presented by the Offeror.

     (iii) The Fund believes that there is relatively more assurance that the Formation Capital sale will close on the terms and conditions set forth in the Asset Purchase Agreement than that the Tender Offer will be consummated on its current terms (or even on the proposed amended terms to the Tender Offer contained in the Offeror's letter of August 2, 2005). This is due to Formation Capital's commitment to the Formation Capital sale as evidenced by the Asset Purchase Agreement and Formation Capital's recent record as an active purchaser of nursing facilities. As described in the Consent Solicitation, Formation Capital has placed a $1,000,000 earnest money deposit into an escrow account. If the Asset Purchase Agreement fails to close due to the default of Formation Capital, the Fund will be entitled to keep the $1,000,000 as liquidated damages. The Fund believes the $1,000,000 earnest money deposit is a factor that increases the likelihood of a closing under the Asset Purchase Agreement.

     (iv) It is a condition to the Offeror's commitment to consummate the Tender Offer that the Consent Solicitation fail. As a result, if the holders of less than a majority of the Fund's units vote in favor of the Consent Solicitation (i.e. the Consent Solicitation fails) and thereafter the Tender Offer is not consummated for any reason, investors likely will not receive either the $23 per unit pursuant to the Tender Offer or the approximately $21 per Unit expected to be available for distribution by the Fund if the sale to Formation Capital were closed and the Fund liquidated. In such event, the General Partners would be required to make a determination whether to continue to operate the facilities or to seek to sell the facilities.

     (v) As disclosed in the Tender Offer, the Offeror has engaged a Depository for the Tender Offer that is an affiliate of the Offeror. As a result, there is no independent third party holding funds of the Offeror for payment of the Tender Offer price that can independently verify that such funds are available for payment.

     (vi) The Tender Offer includes statements regarding the net worth of the Offeror (including the co-bidders) and representations that adequate liquid assets are available to fund the acquisition of all Units tendered in the Tender Offer and costs and expenses relating to the Tender Offer, which amount is estimated by the Offeror to be approximately $32,300,000. Detailed financial information relating to the Offeror and the co-bidders is not publicly available. Consequently, these statements regarding the ability of the Offeror to fund the Tender Offer are not verifiable by the Fund or the Unitholders.

         Enclosed herewith is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on August 5, 2005, which contains a more detailed explanation of our recommendation with respect to the Tender Offer and other important information related to the Tender Offer. We urge you to read the enclosed material carefully.

         Should you have any questions, please contact the undersigned at (410) 727-4083.

Sincerely,


Robert L. Huether
Asset Manager

Enclosure